

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2011

Via E-mail
Steve Dai
Chief Financial Officer
Yucheng Technologies Limited
Beijing Global Trade Center, Floor 9
36 North Third Ring Road East
Dongcheng District, Beijing 100013, P.R. China

> **Re: Yucheng Technologies Limited**
> **Form 20-F for the Fiscal Years Ended December 31, 2010 and 2009**
> **Filed July 1, 2011 and June 30, 2010, respectively**
> **File no. 001-33134**

Dear Mr. Dai:

We have reviewed your letter dated July 1, 2011 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. June 17, 2011.

Form 20-F for the Fiscal Year Ended December 31, 2010

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

Goodwill, page 55

1.   We note your response to prior comment 1 where you indicate that what you meant by reporting units in prior responses is components under "Software & Solutions", "Platform Services" and Maintenance Services" that are directly associated with the business you acquired in 2006 and 2007. You further state that the "other reporting units" are the business the company had before the acquisitions. Pursuant to the guidance in ASC 350-

20-35-33, a reporting unit is an operating segment or one level below an operating segment (also known as a component). We note you operate in one segment, however, it remains unclear what you determined your reporting units are for purposes of assessing your goodwill for impairment. Please clarify. Also, for each reporting unit used in your analysis, tell us (a) the fair value and (b) the carrying value and reconcile such information to the fair value and carrying value of the consolidated entity.

2. Please explain the following as it relates to your critical accounting policy disclosures for goodwill and revise accordingly:
   - Tell us what you mean by "the carrying value of goodwill" in your critical accounting policy disclosures. In this regard, tell us if you meant to refer to the carrying value of your reporting unit;
   - Considering the control premium appears to be a key assumption used in your analysis, tell us why you have not included a discussion of such assumption in your disclosures or revise accordingly; and
   - We note your discussion regarding the events that could impact your impairment analysis. Please revise to also include a discussion of the degree of uncertainty associated with the key assumptions that provides specifics to the extent possible. For instance, as indicated in your prior response letters dated January 26, 2011 and March 25, 2011 it appears that your analysis assumed that the drop in your stock price would be temporary and that such recovery would be impacted by negative bias towards Chinese reverse merger companies and investors confidence in your fourth quarter 2010 results. It remains unclear from your disclosures how these factors impacted your analysis, particularly since your stock price has not rebounded since January 2010. Please explain and revise your disclosures accordingly.

Operating Results, page 57

3. In your response to comment 2 in your letter dated January 26, 2011, you confirmed that the company would incorporate the supplemental disclosures provided in your November 12, 2010 response letter (comment 3) as it relates to how changes in headcount and salaries impact your operating expenses in future filings. However, we note that your December 31, 2010 Form 20-F does not include a discussion of headcount changes as it relates to your selling and marketing expenses as provided in your prior responses. Please explain further why you have not included the disclosures as promised or revise accordingly.

4. We note from your response to comment 3 in your letter dated November 12, 2010 that general and administrative expenses increased from fiscal 2008 to 2009 due to a bad debt charge of RMB18.3 million, an increase in rent expense of RMB3.3 million resulting from an increase in the number of your branch office locations and RMB2.2 million for IT system buildup to improve your management efficiency. However, we note the disclosures in your current Form 20-F include no discussion as it relates to the increase in general and administrative expense from fiscal 2008 to 2009. Pursuant to the guidance in

Item 5 of Form 20-F, you should include a discussion of the changes in financial condition and results of operations for each year for which financial statements are required. Please explain further why your current disclosures do not address the changes in fiscal 2008 compared to fiscal 2009 or revise accordingly. In addition, please explain further what additional factors, other than the RMB18.3 million bad debt charge impacted the change in such expenses from fiscal 2009 to 2010 and tell us why you have not included a discussion of such factors in your current disclosures.

Gross Profit and Gross Margin, page 61

5.   We note you included disclosures on page 62 as you indicated you would in your response to comment 4 in your letter dated January 26, 2011. As it relates to such disclosures, please explain further the following:

- You state that the increase in the gross margins for your Software & Solutions arrangements was due to better cost management for the software development project. Please clarify whether you are referring to one specific project or to your overall projects. In addition, tell us why you did not include a discussion regarding the fact that the company was extremely competitive in pricing eight projects with new banking customers during fiscal 2009 in order to win the projects as discussed in your response to comment 5 in your November 12, 2010 letter.   Similarly, tell us why you did not discuss the four projects that were cancelled during fiscal 2009, which also drove down your margins during that period;
- You state that the Platform Services margins were higher in fiscal 2009 due to the fact that the margins for several Platform Service projects were higher than the "normal" level of 10%. Please tell us and revise your disclosures accordingly to explain further why the margins were at higher levels in fiscal 2009 and why they are at apparently lower levels than normal in fiscal 2010; and
- Tell us why you have not provided a discussion regarding the fluctuations in your gross margins from fiscal 2008 to 2009 or revise accordingly pursuant to the guidance in Item 5 of Form 20-F.

Liquidity and Capital Resources, page 65

6.   In your response to comment 3 in your May 3, 2011 letter you provided the proposed revised disclosures that you intended to include in your liquidity and capital resources discussion in future filings. However, we note that you included this discussion in your dividend policy disclosures rather than your liquidity section. Considering such disclosures relate to the ability of your PRC entities to transfer assets to the parent and ultimately the liquidity of the parent company, explain further why you did not include these disclosures in your liquidity discussion as previously indicated or revise accordingly.

Item 15. Controls and Procedures, page 94

7.   We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

- How do you evaluate and assess internal control over financial reporting?

  In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations. If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

- How do you maintain your books and records and prepare your financial statements?

  If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

- What is the background of the people involved in your financial reporting?

  We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:
  - what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
  - what relevant education and ongoing training he or she has had relating to U.S. GAAP;
  - the nature of his or her contractual or other relationship to you;
  - whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

- the name and address of the accounting firm or organization;
- the qualifications of their employees who perform the services for your company;
- how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

- Do you have an audit committee financial expert?

If you identify an audit committee financial expert in your filings, please describe his or her qualifications, including the extent of his or her knowledge of U.S. GAAP and internal control over financial reporting.

You may me at (202) 551-3499 if you have any questions regarding these comments.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief